[Fenwick & West LLP Letterhead]

March 24, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Eduardo Aleman Division of Corporate Finance
Re:	DexCom, Inc. Form S-1 filed February 1, 2005 Registration No. 333-122454

Dear Mr. Aleman:

        On behalf of DexCom, Inc. ("DexCom" or the "Company"), we are responding to the comments of the Staff (the "Staff") of the Securities and Exchange Commission contained in the Staff's letter dated March 18, 2005 (the "Letter"). Please be advised that DexCom has filed Pre-Effective Amendment No. 4 (the "Amendment") to the above referenced registration statement on Form S-1 (the "Registration Statement") contemporaneously with this response letter which, among other things, reflects, where applicable, its responses to the Staff's comments.

        The numbered paragraphs below correspond to the numbered comments in the Letter; your comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format, which is marked to show changes from pre-effective Amendment No. 3 to the Registration Statement. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update other disclosure and to include information relating to the preliminary price range and a reverse stock split effected with respect to the Company's outstanding common stock.

Amendment No. 3 to Form S-1

1.
We note your response to comment 3 and revised disclosure on page 4. As previously requested, please disclose the percentage of diabetes patients whose diabetes management involves more than two finger sticks per day, if known, or clarify to explain that testing at least twice per day is uncommon.

        The Company has revised the disclosure in response to the Staff's comment. The Company notes that the modified language was discussed with the Staff.

2.
Please note that we may have further comments when you file your legality opinion and any additional exhibits.

        The Company acknowledges the Staff's comment and supplementally advises the Staff that it has filed additional exhibits with the Amendment and will file the legality opinion with a subsequent pre-effective amendment, following the filing of the Company's Certificate of Amendment effecting the reverse stock split referenced in the Registration Statement.

        Please feel free to contact the undersigned should you have any questions or comments at (415) 875-2463 or, in my absence, Robert Freedman at (650) 335-7292.

                        Sincerely,

                        /s/ Nicholas Khadder
                        Nicholas Khadder

cc:
Andrew Rasdal
Steven Kemper
Rakesh Mehta
Daniel Kleeburg
Charles Ruck, Esq.
Shayne Kennedy, Esq.
Gordon Davidson, Esq.
Robert Freedman, Esq.